July 30, 2024

Ken Tsang
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

       Re: Next Technology Holding Inc.
           Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-41450
Dear Ken Tsang:

       We have reviewed your July 19, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 5, 2024 letter.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

1. We note from your response to prior comment 3 that the accounting for discontinued
       operations related to WeTrade Information Systems was audited by JWF Assuance PAC
       (JWF). However, the opinion paragraph cited in your response does not address JWF's audit of the accounting for discontinued operations as it relates to the December 31, 2022 financial statements. Please have JWF revise their opinion to include an explanatory paragraph to clarify that they audited the adjustments related to discontinued operations for fiscal 2022 but were not engaged to audit, review or apply any procedures to the fiscal
       2022 financial statements other than with respect to such adjustments. Similarly, request that your predecessor auditor, Assentsure PAC, revise their opinion to clarify that their opinion is before the effects of any adjustments related to discontinued operations. Refer to the guidance in Questions 5 and 9 of the PCOAB Staff Questions and Answers on
       Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor.
 July 30, 2024
Page 2
Note 7. Prepayments, page F-14

2. We note your response to prior comment 5. Please revise to disclose that you are still negotiating the terms of the remaining 60% balance due for the purchase of 1000
       BTC and when you expect the transaction will close. In addition, revise to clarify management's expectation that the stock issuance will not result in a change of control event and tell us what management considered in reaching this conclusion. Lastly, as previously requested, please tell us the name or names of the parties that will receive such shares.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Meng Lai